EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE THREE MONTHS ENDED MARCH 31, 2009 and 2008
(Dollars in thousands)

	March 31,		March 31,
	2009		2008
	(Unaudited)
Earnings:
Net Income	$202,957		$149,502
Add:
Provision for income taxes	111,945		82,483
Fixed charges	360,789		389,501
Less:
Capitalized interest	(4,609)		(8,575)

Earnings as adjusted (A)	$671,082		$612,911

Fixed charges and preferred stock dividends:
Preferred dividend requirements	$1,300		$1,308
Ratio of income before provision for income taxes to net income	155%		155%

Preferred dividend factor on pretax basis	2,015		2,027

Fixed Charges:
Interest expense	355,394		380,113
Capitalized interest	4,609		8,575
Interest factors of rents	786		813

Fixed charges as adjusted (B)	360,789		389,501

Fixed charges and preferred stock dividends (C)	$362,804		$391,528

Ratio of earnings to fixed charges ((A) divided by (B))	1.86	x	1.57	x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.85	x	1.57	x